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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                                Amendment No. 1
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                               HELP AT HOME, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.02 per share
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                         (Title of Class of Securities)


                                  422 913 103
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                                 (CUSIP Number)

                                Frank D. Zaffere
                                HAH Holdings LLC
                        676 N. Michigan Ave., Suite 3000
                               Chicago, IL 60611
                                 (312) 943-0900
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 19, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 422 913 103             13D                        PAGE 2  OF  4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    HAH Holdings LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    BK
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    1,031,869
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,031,869
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,031,869
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.74%
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14   TYPE OF REPORTING PERSON (See Instructions)

     00
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ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $0.02 per share (the "Common Stock"), of Help at Home, Inc. ("Help at Home"), which has its principal executive office at 223 W. Jackson Blvd., Suite 500, Chicago, IL 60601.


ITEM 2. IDENTITY AND BACKGROUND

     HAH Holdings LLC, a Delaware limited liability company ("HAH Holdings" and "Reporting Person"), was formed solely for the purpose of acquiring a controlling interest in Help at Home. Such acquisition was made pursuant to a Stock Purchase Agreement dated July 31, 2000 by and between HAH Holdings and Louis Goldstein ("Goldstein"), whereby HAH Holdings purchased 959,999 shares of Common Stock from Goldstein at $1.85 per share for a total purchase price of $1,775,998.15. The business address and principal office address of the Reporting Person and of persons named below is 676 N. Michigan Ave., Suite 3000, Chicago, IL 60611. Each of the individuals listed below is a U.S. citizen.

         The following individuals are the executive officers of HAH Holdings:
         (i) Lloyd Baretz, Chairman and Chief Executive Officer; (ii) Joe Zeleski, Treasurer; and (iii) Frank Zaffere, Secretary. HAH Holdings' board of managers consists of Lloyd Baretz, Ron Berthiaume and Frank Zaffere. Each of the officers and managers is an employee of LJB Holdings LLC, an Illinois limited liability company ("LJB"), which is a holding company with investments in financial services and other companies and, through one or more intermediaries, controls HAH Holdings.

     To the knowledge of the Reporting Person, during the last five years, neither the Reporting



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Person, nor the executive officers and managers of HAH Holdings have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     HAH Holdings purchased 959,999 shares of Common Stock on August 3, 2000, from Louis Goldstein at $1.85 per share for a total purchase price of $1,775,998.15. The purchase price was made available to HAH Holdings in the form of a loan from LJB. Such funds were made available to LJB by American National Bank and Trust Company of Chicago ("Lender") in the form of a $2,000,000 unsecured loan that will mature on February 28, 2001, and bears interest at 1% per annum in excess of the Lender's prime rate (the "Loan"). The Loan is personally guaranteed by Lloyd J. Baretz. HAH Holdings may assume LJB's obligations for the $2,000,000 unsecured loan.

     HAH Holdings purchased 71,870 additional shares of Common Stock on January 19, 2001, from Robert Kirshner and affiliates of Robert Rubin at $1.84 per share for a total purchase price of $132,241. The purchase price was made available to HAH Holdings in the form of a loan from LJB. Such funds were made available to LJB from internally generated funds.

ITEM 4. PURPOSE OF TRANSACTION

     HAH Holdings acquired 959,999 shares of Common Stock on August 3, 2000, to obtain a controlling interest in Help at Home. HAH Holdings acquired 71,870 additional shares on January 19, 2001, to further its controlling interest in Help at Home.

     As a result of HAH Holdings' acquisition of the Common Stock, Louis Goldstein resigned from the Board on August 3, 2000, leaving a vacancy on the Board. Robert Kirshner and Robert Rubin resigned from the Board on January 19, 2001. As of January 19, 2001, the Board of Directors of Help at Home consists of one person and the sole director is Joel Davis. HAH Holdings may seek changes in the composition of the Board at or prior to Help at Home's annual meeting of stockholders.

     HAH Holdings does not currently intend to acquire additional Common Stock but may do so from time to time. In addition, the acquisition of the Common Stock could result in (i) changes in the capitalization or dividend policy of Help at Home, (ii) changes in Help at Home's Charter and/or Bylaws that may impede the acquisition of control of Help at Home by any person other than HAH Holdings, (iii) changes in Help at Home's corporate or business structure, including, but not limited to, liquidation or reorganization, (iv) a sale or transfer of a material amount of assets of Help at Home or of any of Help At Home's subsidiaries, (v) HAH Holdings' acquisition of additional shares of Common Stock or other securities through open market purchases, privately negotiated transactions or comparable transactions, or otherwise or (vi) other events comparable to those enumerated







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above. Furthermore, HAH Holdings may dispose of some or all of the shares of
Common Stock held by it. Although the foregoing represents the range of activities that may be taken by HAH Holdings with respect to Help at Home, the possible activities of HAH Holdings are subject to change at any time.

ITEM 5. INTERESTS IN SECURITIES OF ISSUER

     HAH Holdings is the beneficial owner of 1,031,869 shares of Common Stock. Such shares of Common Stock constitute 55.74% of the issued and outstanding Common Stock. HAH Holdings has the sole power to vote and dispose of such shares of Common Stock, in addition to the sole right to receive or direct dividends, and to receive proceeds from the sale of, such Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On January 19, 2001, HAH Holdings and Lloyd J. Baretz entered into a financing arrangement with the Lender, pursuant to which they borrowed $4,000,000, which will bear interest at 2% per annum in excess of the Lender's prime rate, is due on March 31, 2001, and is secured by a pledge of 1,031,869 shares of Common Stock.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1 Term Note (Unsecured) by and between LJB Holdings LLC and American National Bank and Trust Company of Chicago.

         Exhibit 2  Lloyd J. Baretz's personal guarantee.

         Exhibit 3  Term Note (Secured) by and between HAH Holdings LLC, Lloyd
                    J. Baretz and American National Bank and Trust Company of Chicago.

         Exhibit 4 Pledge Agreement between HAH Holdings LLC and American National Bank and Trust Company of Chicago.
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                                    SIGNATURE

     After reasonable inquiry to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 26, 2001


HAH HOLDINGS LLC



/s/ Lloyd J. Baretz
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By: Lloyd J. Baretz
Its: Chairman